Geyser Technologies, LLC (the "Company") a Colorado Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Geyser Technologies, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 2, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	98,076	156,383
Accounts Receivable	39,701	48,268
Prepaid Expenses	1,236	23,711
Inventory	72,636	278,816
Total Current Assets	211,649	507,178
Non-current Assets		
Office Equipment and Machinery and Equipment, net of Accumulated Depreciation	37,852	21,023
Right of Use Asset - Office & Shop	60,688	81,941
Intangible Assets: Trademark, Patents, and Loan Closing Costs, net of Accumulated Amortization	169,833	97,384
Total Non-Current Assets	268,374	200,348
TOTAL ASSETS	480,023	707,526
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	10,559	17,532
Line of Credit	246,280	153,499
Customer Deposits	20,000	-
Current Portion of Notes Payable	114,802	85,992
Current Portion of Lease Liability	21,607	18,453
Sales and Income Tax Payables	13,372	83,868
Total Current Liabilities	426,619	359,343
Long-term Liabilities		
Convertible Notes	554,553	469,878
Notes Payable	365,890	315,404
Lease Liability	43,081	64,688
Total Long-Term Liabilities	963,524	849,970
TOTAL LIABILITIES	1,390,143	1,209,313
EQUITY		
Member's Contributions, net of Distributions	440,925	370,849
Accumulated Deficit	(1,351,045)	(872,636)
Total Equity	(910,120)	(501,787)
TOTAL LIABILITIES AND EQUITY	480,023	707,526

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	686,958	1,036,674
Cost of Revenue	615,209	865,719
Gross Profit	71,749	170,955
Operating Expenses		
Advertising and Marketing	103,562	98,614
General and Administrative	293,851	215,599
Research and Development	24,564	26,795
Rent and Lease	25,677	16,980
Depreciation	27,272	27,272
Amortization	11,180	5,437
Total Operating Expenses	486,106	390,698
Operating Income (loss)	(414,357)	(219,743)
Other Income		
Other	867	11,840
Total Other Income	867	11,840
Other Expense		
Interest Expense	64,918	56,914
Total Other Expense	64,918	56,914
Earnings Before Income Taxes	(478,409)	(264,817)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(478,409)	(264,817)

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	383,238	(607,819)	(224,581)
Capital Distribution	(12,389)	-	(12,389)
Net Income (Loss)	-	(264,817)	(264,817)
Ending Balance 12/31/2021	370,849	(872,636)	(501,787)
Capital Contributions	70,076	-	70,076
Net Income (Loss)	-	(478,409)	(478,409)
Ending Balance 12/31/2022	440,925	(1,351,045)	(910,120)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(478,409)	(264,817)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	27,272	27,272
Amortization	11,180	5,437
Accounts Payable and Accrued Expenses	(6,973)	1,332
Inventory	206,180	(82,053)
Accounts Receivable	8,568	(47,347)
Prepaids	22,475	(8,190)
Customer Deposits	20,000	-
Right of Use Asset	2,800	1,200
Sales and Income Tax Payables	(70,496)	56,614
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	221,005	(45,735)
Net Cash provided by (used in) Operating Activities	(257,404)	(310,552)
INVESTING ACTIVITIES		
Equipment	(44,101)	(4,381)
Trademarks & Patents	(83,629)	-
Net Cash provided by (used by) Investing Activities	(127,730)	(4,381)
FINANCING ACTIVITIES		
Contributions/(Distributions) from Members	70,076	(12,389)
Proceeds from the Issuance of Debt	163,970	323,644
Proceeds from the issuance of Line of Credit	92,780	153,499
Net Cash provided by (used in) Financing Activities	326,827	464,754
Cash at the beginning of period	156,383	6,561
Net Cash increase (decrease) for period	(58,307)	149,821
Cash at end of period	98,076	156,383

Geyser Technologies, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Geyser Technologies, LLC ("the Company") (DBA Geyser Systems) was originally formed in Texas on November 7th, 2017 and then formed in Colorado on July 19th, 2019 as Geyser Technologies LLC. Most recently, the LLC has been converted to Geyser Industries, Inc. as of January 1, 2023. The Company plans to earn revenue by designing and manufacturing hyper-efficient water products. The Company's headquarters is in Montrose, Colorado. The Company's customers will be located in the water-stressed regions of the world, where costs of water are high, or off-grid situations with significant water limitations.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital. The Company may also be accepting investments from accredited investors through Reg 506(c).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company has a lifetime warranty on the flagship product. For any warranty return, the customer ships the product to the warehouse prior to receiving the replacement. The warranty unit is diagnosed & any parts that can be refurbished are. The Company had customer deposits of $20,000 as of December 31st, 2022.

Concentration of Revenue

The Company generated 78% of its revenue from one customer in 2021. The Company generated 45% of its revenue from one customer in 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Office and Equipment	7	10,990	(8,811)	-	2,179
Machinery and Equipment	7	179,914	(144,241)	-	35,673
Grand Total	**-**	**190,904**	**(153,052)**	**-**	**37,852**

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Trademark & Patents	15	186,332	(21,632)	-	164,700
Loan Closing Costs	5	5,500	(367)	-	5,133
Grand Total	**-**	**191,832**	**(21,999)**	**-**	**169,833**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had inventory totaling $72,636 as of December 31st, 2022, consisting of finished goods of $7,025 and raw materials of $65,611. The Company performs quarterly inventory counts and values its inventory using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases its office and shop space under a 1-year operating lease with an option to extend each year for 3 years. The lease was entered on September 1st, 2021, at the monthly rate of $1,700 and then renewed on September 1st, 2022, at the monthly rate of $1,900, and then renewed on September 1st, 2023, at the monthly rate of $2,100. On September 1st, 2024, the Company will again have the option to renew for a year at the new rate of $2,300.

	Year Ending 2022
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	26,300
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	87,178
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	2.67
Weighted-average discount rate for finance leases	-
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2023	-	23,600
2024	-	26,000
2025	-	18,400
2026	-	-
2027	-	-

Thereafter	-	-
Total undiscounted cash flows	-	68,000
Less: present value discount	-	(3,312)
Total lease liabilities	-	64,688

NOTE 5 – LIABILITIES AND DEBT

Notes Payable and Convertible Notes

On June 2nd, 2021, the Company entered into a loan agreement for $244,000 with a variable interest rate of Prime + 4.5% that would be adjusted quarterly on the first business day of the month beginning on July 1st, 2021. The loan was used for working capital & to purchase inventory. The loan has a maturity date in 2031. The balance of this loan was $244,000 as of December 31st, 2021, and $230,890 as of December 31st, 2022.

On August 21st, 2020, the Company entered into an operating loan agreement for $35,358 with a fixed interest rate of 4.25%. Monthly payments are $1037. The loan has a maturity date in 2023. The loan balance was $20,372 as of December 31st, 2021 and $7,555 as of December 31st, 2022.

On January 28th, 2020, the Company entered into a loan agreement for $25,000 with a variable interest rate of Prime + 2% that would be adjusted annually on the first business day of the month beginning on July 1, 2020.6.75% is the floor of the interest rate. Monthly payments are required. The loan was used for working capital. The loan has a maturity date in 2026. The balance of this loan was $15,764 as of December 31st, 2022.

On January 15th, 2020, the Company entered into a loan agreement for $50,000 with a fixed interest rate of 6.75% .Monthly payments of $675 are required. The loan has a maturity date in 2028. The balance of this loan was $44,335 as of December 31st, 2021 and $38,330 as of December 31st, 2022.

On January 12th, 2021, the Company entered into a loan agreement for $125,000 with a fixed interest rate of 5.25% to be discounted by 0.25% with ACH payments, which is the payment type. Monthly payments are $2,372. The loan has a maturity date in 2026. The loan balance was $44,403 as of December 31st, 2022.

On July 6th, 2022, Geyser entered into a loan agreement for $150,000 with a fixed interest rate of 6%. Monthly payments are $2246. The loan has a maturity date in 2027. The loan balance was $143,749 as of December 31st, 2022.

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 8% to 9%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2024 to 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Debt Summary

				For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Notes Payable 1	244,000	Prime + 4.5%	2031	43,956	186,934	230,890	33,833	210,167	244,000
Notes Payable 2	35,358	6%	2023	7,555	-	7,555	12,816	7,555	20,372
Notes Payable 3	25,000	Prime +2% adjusted annually	2026	4,922	10,842	15,764	5,696	14,948	20,643
Notes Payable 4	50,000	6.75%	2028	8,814	29,516	38,330	6,010	38,330	44,340
Notes Payable 5	125,000	5.25%	2026	24,133	20,270	44,403	27,637	44,403	72,040
Notes Payable 6	150,000	6%	2027	25,421	118,328	143,749	-	-	-
Convertible Notes	554,553	8-9%	2024-2025	-	554,553	554,553	-	469,878	469,878
Total				**114,802**	**920,443**	**1,035,245**	**85,992**	**785,282**	**871,274**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	114,802
2024	453,121
2025	242,492
2026	66,607
2027	58,852
Thereafter	99,370

Line of Credit

The Company had a line of credit balance totaling $246,280 as of December 31st, 2022. The line of credit accrues interest at 10.5% and is due in 2023.

NOTE 6 – EQUITY

The Company was a limited liability company with one class of units wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 2, 2023, the date these financial statements were available to be issued.

One of the Company's largest wholesale accounts requested the Company buy back $300,000 worth of excess inventory that they purchased in 2022 because the wholesaler account had over-stocked warehouses. The Company agreed to take back the inventory and issue a credit memo to the wholesaler, which could be used as payment for future purchases.

On February 5th, 2023, the Company has entered into a convertible note agreement for the purposes of funding operations totaling $150,000. The interest on the note was 9.75%. The amount is to be repaid at the demand of the holder prior to conversion with maturity in 2025. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

In July 2023, the Company was awarded a $100,000 grant from the State of Colorado's OEDIT department. The funds shall be exclusively used for payroll reimbursement beginning with the August 2023 payroll.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and

raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.